Exhibit (a)(1)
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
c/o ConCap Equities, Inc.
55 Beattie Place, P.O. Box 2347
Greenville, South Carolina 29602
June 1, 2007
Dear Limited Partner:
     We previously sent you letters dated May 1, 2007, May 4, 2007 and May 17, 2007 regarding an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Consolidated Capital Institutional Properties/2 (the “Partnership”) initiated by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Fund 3, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 5, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”). The MacKenzie Group first amended its initial Offer and related Letter of Transmittal on May 4, 2007 to increase its offer to $9.75 per Unit, reduced by the amount of any distributions declared or made between April 18, 2007 and May 29, 2007. The MacKenzie Group has further amended its Offer and related Letter of Transmittal on May 18, 2007 to $12.00 per Unit, reduced by the amount of any distributions declared or made between April 18, 2007 and June 5, 2007, which may be further extended.
     The Partnership, through the General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. As stated in our previous letter, the General Partner does not express any opinion, and is remaining neutral, with respect to this offer due to a conflict of interest. AIMCO Properties, L.P. (“AIMCO Properties”), an affiliate of the general partner, is currently conducting a tender offer for the Units. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, in addition to the matters set forth in our prior letter, we call your attention to the following consideration:
•	AIMCO Properties has raised its tender offer price of $10.00 per Unit to $14.00 per Unit, less any distributions subsequently made or declared by the Partnership prior to June 15, 2007 or such other date as the AIMCO Properties’ offer may be further extended, which is $2.00 per Unit greater than the MacKenzie Group’s offer price of $12.00 per Unit.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
ConCap Equities, Inc.
General Partner